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2.  Endorsements

Endorsement - Spousal Continuation

The provision in paragraph (4) of the Death Before the Annuity Date in the Death Benefit Section of this policy is replaced with the following:

         (4) If the Beneficiary is the surviving spouse of the deceased Contract Owner, the spouse may elect to become the Contract Owner and, upon such election, the contract value shall be adjusted to equal the amount of the Death Benefit.

The following subsection is added to the General Section of the Contract:

         Exchange of Contract by Surviving Spouse. If the beneficiary is the surviving spouse of the Contract Owner and elects to continue this contract pursuant to paragraph (4) under Death Before the Annuity Date in the Death Benefit Section of the Contract, the surviving spouse may exchange this Contract for a new contract of the same form or a form designated by the Company if this form is no longer available for sale at the time this option is exercised.

         The new contract, which will be issued upon the exercise of this exchange, will:

           (a) have the surviving spouse as the annuitant;

           (b) have an Issue Date, which is the date of the exchange.

         Riders are only available with the approval of the Company.

         Such exchange shall not be treated as a withdrawal under this contract for purposes of the Contingent Deferred Sales Charge provision in the Withdrawal Section.

         An amount transferred to this Contract as a result of an Exchange of Contract by Surviving Spouse subsection shall not be treated as a purchase payment for purpose of the Contingent Deferred Sales Charge subsection of this Contract.

The terms of this Endorsement shall override any inconsistent or conflicting provisions in the Contract and is made a part of the Contract upon attachment.

The Effective Date of this Endorsement is the Contract Date.

Philadelphia, Pennsylvania
(Included at Issue)

The Penn Mutual Life Insurance Company

Endorsement No. 1720-01